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                                               Commission File Number: 000-10849
                                        Subject Company: Allegiant Bancorp, Inc.

                                                Filed by Allegiant Bancorp, Inc.
                                                      pursuant to Rule 425 under
                                                     the Securities Act of 1933.

[Allegiant Logo]

March 5, 2004

Dear Fellow Shareholder:

You recently received proxy material in connection with the special shareholders meeting of Allegiant Bancorp, Inc. which will be held on Friday, March 19, 2004. According to our latest records, we have not yet received your proxy vote for this meeting.

At this meeting you are being asked to approve the merger of Allegiant Bancorp, Inc. with and into National City Corporation and the transactions contemplated by the merger agreement. The Allegiant Board of Directors has approved the merger agreement, believes the merger is in the best interests of Allegiant's shareholders, and recommends that you vote "FOR" approval of the merger. Your vote "FOR" the merger proposal is critical to making this happen.

If you do not vote, your failure to vote will count as a vote against approving the merger and the related transactions. Your broker allows you to vote your shares via telephone or via the Internet if you wish. Follow the instructions on the enclosed proxy card to cast your ballot. Remember, your broker cannot vote your shares until you instruct him or her to do so. You may use one of the following methods to vote:

- Call the toll-free 800 number on the voting form included in this package. Using your 12-digit control number located on the proxy card, cast your ballot.

- Vote over the Internet at www.proxyvote.com using the 12-digit control number located on the proxy card.

- Sign the proxy card and mail it back in the enclosed postage-paid envelope prior to the meeting date.

Thank you in advance for your support.

Sincerely,

/s/ Marvin S. Wool
Marvin S. Wool
Chairman of the Board
Allegiant Bancorp, Inc.